SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2005

HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K is the press release issued by the registrant on January 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: January 31, 2005	By:	/s/ ROLAND W. KOHL

Roland W. Kohl Chief Executive Officer

NEWS RELEASE

CONTACTS:	Gary S. Maier/Sophie Xu
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS REPORTS
FISCAL 2005 THIRD QUARTER RESULTS

HONG KONG —January 31, 2005 — Highway Holdings Limited (Nasdaq:HIHO) today announced financial results for its 2005 fiscal third quarter ended December 31, 2004, reflecting sales strength from its metal components and clock divisions.

Net sales for the quarter increased 13 percent to $7.3 million compared with $6.5 million in fiscal 2004. Net income for the quarter was $116,000, or $0.03 per diluted share, compared with $214,000, or $0.07 per diluted share, a year ago.

For the nine-month period, net sales increased 6.5 percent to $19.9 million from $18.6 million a year earlier. Net income for the nine months of fiscal 2005 was $490,000 or $0.15 per diluted share, compared with $574,000, or $0.19 per diluted share, in fiscal 2004.

“Although net sales increased for the quarter and nine months, results for the third fiscal quarter were still impacted by substantial increases for raw materials and related services. We are working with our major customers to address the escalating raw material increases and have already imposed, and are continuing to impose, price increases, on lower-margin customers,” said Roland Kohl, chairman and chief executive officer of Highway Holdings.

He added that metal prices have increased approximately 27 percent, with plastic material prices climbing 30 to 45 percent and transportation costs increasing by more than 20 percent since the company’s fiscal year end in March 2004.

“While the increased material costs lowered our profitability for the quarter, the losses were mainly the result of restructuring expenses associated with the company’s sales office in Germany, and by a strong decline in our camera business,” Kohl said.

“While raw materials costs are certainly of concern, we are nonetheless encouraged by the recent commencement of original equipment manufacturing production of light fixtures for OSRAM GmbH, a subsidiary of Siemens AG (NYSE:SI), which had been delayed,” Kohl said.

Kohl said the company’s camera business continues to be weak, as digital cameras and mobile phones gain market share from lower-cost traditional photography products like single-use cameras. He added that Highway Holding’s specialty under-water photography product sales are encouraging, but not enough to offset weakness in its other camera product lines. Kohl indicated that the company is seriously evaluating strategic options to stop the losses and address its camera business overall.

Sales of metal stamped parts and components for the third fiscal quarter of 2005 amounted to $5.2 million, an increase of $1.3 million, or 34.9 percent, over a year ago — representing 70.8 percent of the company’s total sales. Sales in the metal manufacturing operations reflect revenues generated from the previously announced orders from the company’s larger OEM clients, such as OSRAM, Miele, Berger Lehr and KEM. In addition to being the largest segment of Highway Holdings’ three business segments, metal manufacturing also provides the company with its largest gross margins. However, the recent increases in cost of materials offset the impact on the company’s gross profit that otherwise would have been realized from a 34.9 percent increase in metal sales. As a result of the cost increases, gross profit for the third fiscal quarter remained unchanged, despite the significant increase in sales.

Clock and watches sales for the quarter increased by 30.8 percent to $1.5 million from $1.2 million last year, representing approximately 20.8 percent of total sales. Kohl noted that sales of clocks and watches were positively affected by the commencement of new OEM clock orders, as well as strong sales contributions from the company’s restructured German sales office. “Despite a turnaround in sales from our German office, our German operations continue to operate at a heavy loss and management is focused on finalizing the restructuring and on bottom-line improvement,” Kohl said.

As anticipated, sales for the camera unit decreased further in the fiscal third quarter to $613,000 from $1.5 million a year ago - representing 8.4 percent of total sales compared with 22.6 percent a year ago.

Selling, general and administrative expenses for the third quarter increased to $1.4 million from $1.1 million a year ago. The increase of the selling, general and administrative expenses mainly reflects a primarily non-cash legal settlement expenses with the company’s patent attorney associated with its camera patents and the concluded Fuji litigation, in addition to personnel costs at its German sales operation. The company does not expect any additional future costs associated with the Fuji lawsuit.

As a result of (i) price increases of raw material, (ii) price increases of oil and related components and services, and (iii) increased selling, general and administrative expenses, the company incurred a loss in its operations of $169,000 in the December 31, 2004, fiscal third quarter, compared with operating income of $76,000 during the same fiscal quarter last year. However, excluding the non-cash selling, general and administrative expenses, the company would have had operating income.

Kohl emphasized that the company’s balance sheet remains very strong. At December 31, 2004, the company had working capital of $9.6 million compared with $8.8 million at March 31, 2004. Total shareholders’ equity improved to $13.3 million from $12.8 million last year. The company’s current ratio was 2.25:1 at December 31, 2004.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. It also manufactures clocks, clock movements and watches for sale under the company's own Kienzle Uhren brand name, as well as for unaffiliated companies. Additionally, Highway Holdings manufactures or produces other finished products, including single-use and 35mm cameras and certain electronic products. Highway Holdings is headquartered in Hong Kong and operates manufacturing facilities in Shenzhen province of the People's Republic of China

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

# # #
(Financial Tables Follow)

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2004	2003	2004	2003

Net sales	$7,309	$6,457	$19,861	$18,644
Cost of sales	6,111	5,259	16,080	15,179
Gross profit	1,198	1,198	3,781	3,465
Selling, general and administrative expenses	1,367	1,122	3,634	3,101
Operating income (loss)	(169)	76	147	364

Non-operating expense
Interest expenses	(26)	(13)	(75)	(54)
Exchange gain, net	308	214	430	321
Interest income	9	0	12	10
Other income	19	11	67	50
Total non-operating income	310	212	434	327

Share of loss of affiliate	0	0	(1)	0

Net income before taxes	141	288	580	691
Income taxes	25	74	90	116
Net income before minority interest	116	214	490	575

Minority interest	0	0	0	1
Net income	$116	$214	$490	$574

Earning per share - basic	$0.04	$0.07	$0.15	$0.19
Weighted average number of shares - basic	3,227	2,993	3,227	3,034
Earning per share - diluted	$0.03	$0.07	$0.15	$0.18
Weighted average number of shares - diluted	3,339	3,255	3,343	3,253

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheet
(In thousands, except per share data)

	December 31	March 31
	2004	2004
	(Unaudited)
Current assets
Cash and cash equivalents	$4,673	$4,158
Restricted cash	965	965
Short term investment	298	309
Accounts receivable, net of doubtful accounts	4,554	3,763
Inventories	6,080	4,394
Prepaid expenses and other current assets	701	639
Total current assets	17,271	14,228

Property, plant and equipment, net	3,771	3,780
Investment and advance in affiliate	7	7
Industrial property rights	590	673

Total assets	$21,639	$18,688

Current liabilities:
Short-term borrowings	$1,920	$1,933
Current portion of long-term debt	350	173
Accounts payable	3,683	2,296
Accrual payroll and employee benefits	394	321
Accrued professional fees	268	110
Other liabilities and accrued expenses	903	543
Income tax payable	175	78
Total current liabilities	7,693	5,454

Long-term debt	495	212
Deferred income taxes	179	179
Minority interest	2	2

Shareholders’ equity:
Common shares, $0.01 par value
Authorized, 20,000,000 shares; issued 3,305,987 shares at December 31, 2004; outstanding shares at Dec. 31, 2004: 3,268,187	33	31
Additional paid-in capital	9,458	9,035
Retained earnings	4,119	3,954
Accumulated other comprehensive income	(287)	(126)
Treasury shares, at cost-37,800 shares at December 31, 2004	(53)	(53)
Total shareholders’ equity	13,270	12,841

Total liabilities and shareholders’ equity	$21,639	$18,688